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                                                                 EXHIBIT 99.5

                                   SCHEDULE 11

     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

     Cambridge Antibody Technology

     2) Name of director

     John Aston

     3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     As in 2 above

     4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Computershare Trustees Limited

     5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     As in 2 above

     6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Allocation of partnership and matching shares under Inland Revenue Approved Share Incentive Plan

     7) Number of shares/amount of stock acquired

     610 (consisting of 305 partnership shares and 305 matching shares)

     8) Percentage of issued class

     0.0017%

     9) Number of shares/amount of stock disposed

     Nil

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     10) Percentage of issued class

     N/A

     11) Class of security

     Ordinary 10 Pence

     12) Price per share

     (pound)4.91

     13) Date of transaction

     11 December 2002

     14) Date company informed

     11 December 2002

     15) Total holding following this notification

     28,798

     16) Total percentage holding of issued class following this notification

     0.079%

     If a director has been granted options by the company please complete the following boxes

     17) Date of grant

     18) Period during which or date on which exercisable

     19) Total amount paid (if any) for grant of the option

     20) Description of shares or debentures involved: class, number

     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     22) Total number of shares or debentures over which options held following this notification

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     23) Any additional information

     None

     24) Name of contact and telephone number for queries

     Justin Hoskins, 01223 471471

     25) Name and signature of authorised company official responsible for making this notification

     Diane Mellett, Company Secretary

     Date of Notification 12 December 2002


                                   SCHEDULE 11

     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

2.   Name of company

     Cambridge Antibody Technology

     2) Name of director

     David Glover

     3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     As in 2 above

     4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Computershare Trustees Limited

     5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     As in 2 above

     6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

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     Allocation of partnership and matching shares under Inland Revenue Approved
     Share Incentive Plan

     7) Number of shares/amount of stock acquired

     610 (consisting of 305 partnership shares and 305 matching shares)

     8) Percentage of issued class

     0.0017%

     9) Number of shares/amount of stock disposed

     Nil

     10) Percentage of issued class

     N/A

     11) Class of security

     Ordinary 10 Pence

     12) Price per share

     (pound)4.91

     13) Date of transaction

     11 December 2002

     14) Date company informed

     11 December 2002

     15) Total holding following this notification

     11,529

     16) Total percentage holding of issued class following this notification

     0.032%

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable

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19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

None

24) Name of contact and telephone number for queries

Justin Hoskins, 01223 471471

25) Name and signature of authorised company official responsible for making this notification Diane Mellett, Company Secretary

Date of Notification 12 December 2002